Exhibit 4.5

AMENDMENT NO. 1

MATRIXONE, INC. AMENDED AND RESTATED 1999 STOCK PLAN

The MatrixOne, Inc. Amended and Restated 1999 Stock Plan (the “1999 Stock Plan”) is hereby amended as follows:

1.	Section 3(a) of the 1999 Stock Plan is amended and restated in its entirety as follows:

“Number of Shares. Subject to adjustment under Section 3(c), the aggregate number of shares of Common Stock of the Company (the “Common Stock”) that may be issued pursuant to the Plan is 8,000,000 shares. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than cost, such shares of Common Stock shall again be available for the grant of Awards under the Plan; provided, however, that the cumulative number of such shares that may be so reissued under the Plan will not exceed 8,000,000 shares. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.”

2.	Except as modified hereby, the 1999 Stock Plan shall remain in full force and effect.

3.	This amendment, and all previous amendments to the 1999 Stock Plan, may be memorialized as a separate amendment to the 1999 Stock Plan, or included in an amended and restated 1999 Stock Plan.